EXHIBIT 99.5

VOX ANNOUNCES Q2 2024 FINANCIAL RESULTS

AND DECLARES QUARTERLY DIVIDEND

TORONTO, CANADA – August 7, 2024 – Vox Royalty Corp. (TSX: VOXR) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to announce its operating and financial results for the second quarter ended June 30, 2024. All amounts in U.S. dollars unless otherwise indicated.

Kyle Floyd, Chief Executive Officer, stated: “We’re pleased to share another strong quarter of financial results, which included a 15% quarterly increase in gross profit and a 28% decrease in general and administration expenditures compared to Q2 2023. We also continued to accretively build the portfolio with the completion of another Australian royalty portfolio acquisition. During the quarter, we noted significant pre-production developments in our royalty portfolio that are expected to contribute to near-term revenues, including commencement of ore mining at Bulong/Myhree announced on 29 July. The quarter also saw record ore shipments, with Mineral Resources Ltd. achieving record quarterly loadout rates at Port Hedland in Western Australia, with Pilbara Hub shipments increasing 22% quarter on quarter, comprised of ore from our Wonmunna royalty asset and the Iron Valley mine (not royalty linked).

The Vox portfolio of royalties, with its weighting towards Australia, has the Company well positioned to realize sustained organic growth, alongside a robust pipeline of new opportunities. Further, there has been a concerted focus in strengthening the team and board, systems, and processes, in conjunction with lowering costs company wide. I am excited by our progress in these areas, which is expected to provide burgeoning operating leverage in the quarters and years ahead.”

Second Quarter 2024 Highlights

•	Cash flows generated from operations:
o	$2,009,431 for the three months ended June 30, 2024, up ~88% from $1,069,791 in Q2 2023.
o	$3,221,584 for the six months ended June 30, 2024, up ~105% from $1,569,808 in 1H 2023.
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Q2 2024 revenue of $2,839,117 and year-to-date revenue of $5,721,629 (compared to revenue of $2,217,384 and $5,798,239 for the three and six months ended June 30, 2023, respectively). Revenue for the quarter and year-to-date is inline with expectations and overall 2024 guidance.

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General and administration expenditures decreased $436,618 (~28% decrease) for the quarter and $627,729 (decreased ~22%) for the year-to date compared to the comparative periods. The Company has made significant efforts to reduce its cost profile compared to the past periods.

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Gross profit of $2,106,988 and $4,521,127 for the three and six months ended June 30, 2024, respectively (compared to $1,831,488 and $4,796,345 for the three and six months ended June 30, 2023, respectively). Gross profit for the quarter increased ~15% as a result of an increase in iron ore shipments with a flat iron ore price vs. the year-to-date figure decreasing ~6% due to a 10% decline in iron ore price offset with an increase in iron ore shipments for the period.

•	Strong balance sheet position at period end includes: (i) cash and accounts receivable of $11,113,580, and (ii) working capital of $8,245,591.
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On January 16, 2024, the Company entered into a definitive credit agreement with the Bank of Montreal providing for a $15 million secured revolving credit facility (the “Facility”). The Facility includes an accordion feature which provides for an additional $10 million of availability subject to certain conditions. As at June 30, 2024, the Company had not drawn down on the Facility.

•	On March 7, 2024, increased quarterly cash dividend by 9.1% to $0.012 per common share.
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On March 18, 2024, the Company adopted a dividend reinvestment plan and approved the adoption of a share repurchase program of up to $1,500,000 of Vox common shares. As at June 30, 2024, the Company had not repurchased any Vox common shares.

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Summary of Quarterly Results

	Three months ended June 30, 2024	Three months ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2023
	$	$	$	$
Income Statement
Revenue	2,839,117	2,217,384	5,721,629	5,798,239
Gross profit	2,106,988	1,831,488	4,521,127	4,796,345
Operating expenses	(1,898,570)	(2,349,226)	(3,702,195)	(4,371,105)
Income (loss) from operations	208,418	(517,738)	818,932	425,240
Other income (expenses)(1)	68,793	983,342	(41,006)	142,187
Income tax expense – current and deferred	(610,799)	(514,047)	(1,352,901)	(1,297,109)
Net loss	(333,588)	(48,443)	(574,975)	(729,682)
Loss per share – basic and diluted	(0.01)	(0.00)	(0.01)	(0.02)

Statement of Cash Flows
Cash flows from operating activities	2,009,431	1,069,791	3,221,584	1,569,808

Dividends declared per share	0.012	0.011	0.024	0.022

(1) Other income (expenses) comprise foreign exchange differences, interest income, BMO credit facility finance charges and the comparative period also includes the fair value change of warrants which expired on March 25, 2024.

For complete details, please refer to the unaudited condensed interim consolidated financial statements and associated Management Discussion and Analysis for the three and six months ended June 30, 2024, available on SEDAR+ (www.sedarplus.ca), EDGAR (www.sec.gov) or on Vox’s website (www.voxroyalty.com).

Quarterly Dividend

The Company is also pleased to announce that its Board of Directors has declared a quarterly dividend of $0.012 per common share, to be paid on October 11, 2024, to shareholders of record as of the close of business in Toronto on September 27, 2024.

For shareholders residing in Canada, the dividend will be paid in Canadian dollars based on the daily exchange rate published by the Bank of Canada on September 27, 2024. The dividend qualifies as an “eligible dividend” as defined in the Income Tax Act (Canada). The dividend is subject to customary. Canadian withholding tax for shareholders that are not resident in Canada.

Dividend Reinvestment Plan

Shareholders are reminded that the Company adopted a dividend reinvestment plan in Q1 2024 (“DRIP”). In order to be eligible to receive DRIP shares in lieu of cash for the Q3 2024 dividend, enrollment must be completed by registered shareholders by 5:00 pm (Toronto time) on Friday, September 20, 2024. Beneficial shareholders will need to make arrangements in advance of such time through their brokers and/or nominees in accordance with such parties’ internal requirements. For its Q3 2024 dividend, the Company intends to issue common shares from treasury. For any shareholders that previously enrolled in the DRIP, no further arrangements need to be made.

Participation in the DRIP is optional and will not affect shareholders' cash dividends unless they elect to participate in the DRIP. Participation in the DRIP is expected to be available to registered shareholders residing in Canada and all other jurisdictions where such participation is not prohibited under applicable law, subject to withholding tax (if applicable). Participation in the DRIP is currently not available for residents of the United States at this time.

Registered Shareholders may enroll in the DRIP by completing an enrollment form, which is available on the Company's website at https://www.voxroyalty.com/investors/dividends-and-tax/ and following the instructions therein.

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Beneficial shareholders should contact their financial intermediary to seek enrollment. In order to participate in the DRIP, a beneficial shareholder must either:

-	arrange for their broker or other nominee to enroll in the DRIP on their behalf; or

-	transfer their common shares into their own name and enroll directly in the DRIP as a registered shareholder.

All shareholders considering enrollment in the DRIP should carefully review the terms of the DRIP, a copy of which is available athttps://www.voxroyalty.com/investors/dividends-and-tax/ and consult with their advisors as to the implications of enrollment in the DRIP.

This press release is not an offer to sell or a solicitation of an offer of securities. Shareholders with any questions regarding the DRIP and the enrollment process may contact: ir@voxroyalty.com.

Appointment of Odyssey Trust Company as Transfer Agent and DRIP Agent

The Company is pleased to announce it has appointed Odyssey Trust Company as its transfer agent and DRIP agent, effective August 30, 2024. Please visit www.odysseytrust.com for inquiries regarding Odyssey’s services for the Company.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties spanning six jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 30 separate transactions to acquire over 60 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd	Pascal Attard
Chief Executive Officer	Chief Financial Officer
info@voxroyalty.com +1-345-815-3939	pascal@voxroyalty.com +1-345-815-3939

Cautionary Statements to U.S. Securityholders

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

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The forward-looking statements and information in this press release include, but are not limited to, statements regarding the payment of a quarterly dividend in October 2024 and on any future date thereafter, expectations to realize revenue from producing and development stage royalty assets in the near-term, and revenue expectations for fiscal year 2024.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox’s dividend policy; epidemics, pandemics or other public health crises, geopolitical events and other uncertainties, such as the conflicts in Ukraine and Israel, as well as those factors discussed in the section entitled “Risk Factors” in Vox’s annual information form for the financial year ended December 31, 2023 available at www.sedarplus.ca and the SEC’s website at www.sec.gov (as part of Vox’s Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on Vox’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change, and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

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